SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Thunder Bridge Capital Partners IV, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

88605L107
(CUSIP Number)

December 31, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88605L107	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Ghisallo Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,000,000*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%*
12	TYPE OF REPORTING PERSON IA, OO

* The information set forth on this cover page reflects information as of the date hereof. As of December 31, 2023, the Reporting Persons may have been deemed to beneficially own 1,000,000 shares of Class A Common Stock, representing approximately 9.9% of the outstanding shares of Class A Common Stock outstanding as of such time.

CUSIP No. 88605L107	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Michael Germino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,000,000*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%*
12	TYPE OF REPORTING PERSON IN, HC

* The information set forth on this cover page reflects information as of the date hereof. As of December 31, 2023, the Reporting Persons may have been deemed to beneficially own 1,000,000 shares of Class A Common Stock, representing approximately 9.9% of the outstanding shares of Class A Common Stock outstanding as of such time.

CUSIP No. 88605L107	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Thunder Bridge Capital Partners IV, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Ghisallo Capital Management LLC (the "Investment Manager"), a Delaware limited liability company, and the investment adviser to certain funds (the "Ghisallo Funds"), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) directly held by the Ghisallo Funds; and

(ii) Mr. Michael Germino ("Mr. Germino"), who indirectly controls the Investment Manager, with respect to the shares of Class A Common Stock directly held by the Ghisallo Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 240 Newbury Street, 2nd Floor, Boston, MA 02116.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited liability company. Mr. Germino is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

88605L107

CUSIP No. 88605L107	13G	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G as of the date hereof are calculated based upon an aggregate of 9,485,736 shares of Class A Common Stock outstanding, which is the difference obtained by subtracting (i) the 592,601 shares of Class A Common Stock redeemed in connection with the Company’s shareholders’ vote on June 26, 2024, as disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2024, from (ii) 10,078,337 shares of Class A Common Stock outstanding as of May 28, 2024, as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 11, 2024. The percentages set forth in this Schedule 13G as of December 31, 2023 are calculated based upon an aggregate of 10,078,337 shares of Class A Common Stock outstanding as of November 14, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 88605L107	13G	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Ghisallo Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein. As of the date hereof and as of December 31, 2023, Ghisallo Master Fund LP, a Ghisallo Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Class A Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88605L107	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 8, 2024

Ghisallo Capital Management LLC

By:	/s/ Nicole Restivo
Name:	Nicole Restivo
Title:	Chief Compliance Officer

/s/ Michael Germino
Michael Germino